Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au


05007975

2 May 2005

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
7/4/05	Form 604
7/4/05	Norwood EyeCare Secures Key Partnership with Leading Ophthalmic Company
11/4/05	Norwood Immunology Limited Announces Exercise of Options and Change to Significant Shareholding
13/4/05	Appendix 4C
18/4/05	Clinical Studies Show Efficacy and Safety of Norwood EyeCare Epikeratome
21/4/05	First Patients Successfully Treated in Australian Clinical Study in EyeCare
28/4/05	Epi-Lasik Confirmed as a Key Part of Future Refractive Surgery at Major US Ophthalmic Conference

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

NORWOOD eyeCARE

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au

EPI-LASIK CONFIRMED AS A KEY PART OF FUTURE REFRACTIVE SURGERY AT MAJOR US OPHTHALMIC CONFERENCE

Key Points:

- Epi-LASIK is driving the move to surface ablation procedures
- Use of surface ablation techniques projected to grow from 15% to 38% in two years driven by Epi-LASIK
- 73% of refractive surgeons in an industry survey believe Epi-LASIK to be a better refractive modality than LASIK
- Norwood EyeCare conference exhibit generates a significant number of product leads and orders

Norwood Abbey Limited (ASX:NAL) subsidiary, Norwood EyeCare, the innovative ophthalmic devices company advises that Epi-LASIK technology was recognised as one of the highlights at the American Society of Cataract and Refractive Surgery (ASCRS) meeting, held April 15-20 at the Washington Convention Center (Washington, USA), generating significant interest and several new business opportunities for the Company.

One of the key conclusions drawn from the ASCRS conference is that surface ablation will become a leading technique in refractive surgery over the next two years. The Epi-LASIK technique, used in surface ablation involves treatment of the outer surface of the eye, eliminating the need to cut the eye. Epi-LASIK allows surgeons to perform customised surface ablation which results in better visual outcomes and eliminates the complications associated with the surgical cut of the current LASIK procedure.

A "State of the Art" symposium was held during the awards dinner for the top 50 innovators sponsored by the "Cataract and Refractive Surgery Today" publication. A poll taken among the 190 surgeons present at the dinner showed that these surgeons believed that surface ablation would increase from its current US levels of approx 15% to 24% by the end of 2005 and 38% by the end of 2006 driven by Epi LASIK technology. This would account for a shift of approximately US$470 million in revenue in the US alone (approx 276,000 procedures at average of US$1700 per procedure) from the LASIK market to Surface ablation/Epi LASIK techniques over the two year period.

During the conference there were two ASCRS sponsored Epi LASIK courses and an Epi LASIK/Advanced Surface Ablation panel discussion which were all well attended.

MarketScope, a highly regarded ophthalmic industry market research organization, advised in its April update that Epi-LASIK would be one of the hot topics at the ASCRS meeting. Additionally, in a recent poll just prior to ASCRS 73% of refractive surgeons that responded believe Epi-LASIK to be a better refractive modality than LASIK. These results can be viewed at www.eyeworld.org monthly poll, March 2005.

Norwood EyeCare exhibited at the conference and some of the highlights included:

- Almost 200 wet labs (i.e. product demonstrations) were undertaken and evaluations requested
- A number of product orders was received directly from attendees of ASCRS
- Norwood EyeCare received a further 10 commitments in the US for its Epi Centre program, establishing centers of excellence that will be used for training and mentor programs amongst the clinicians as well as routine use of the product
- There was a groundswell of interest towards surface ablation driven by Epi LASIK
- Additional Norwood EyeCare distributors were interviewed and additional appointments will be made over the next months to further expand the sales network around the world (refer www.norwoodeyecare.com for complete list of current distributors)
- A "Taste of Australia" event held on the Sunday evening of the conference was very well attended with over 200 guests being welcomed with Australian wine and food.

As previously announced (ASX April, 2005) results of three clinical studies were also presented at the ASCRS meeting. All three studies employed Norwood EyeCare's Epikeratome for Epi-LASIK. The study results -- including the evaluation of visual acuity, pain, haze and corneal sensitivity -- suggest that Epi-LASIK with the Norwood EyeCare Epikeratome is a safe and effective modality for the treatment of low and moderate myopia (short-sightedness), based on a one-year follow up. In addition, the first patients in an Australian clinical study have been successfully treated and the product recently received approval by the TGA, thus allowing Norwood to commence selling the product into the Australian market.

For further information on Norwood EyeCare visit www.norwoodeyecare.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD eyeCARE

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

FIRST PATIENTS SUCCESSFULLY TREATED IN AUSTRALIAN CLINICAL STUDY IN EYECARE

Key Points:

- First patients successfully treated in Australian study
- Epi-LASIK is seen as a major advancement on current procedures
- Norwood technology recently TGA approved
- Product now available in the Australian market

Norwood Abbey Limited (ASX:NAL) subsidiary, Norwood EyeCare, the innovative ophthalmic devices company advises that the first patients in an Australian clinical study have been successfully treated.

The clinical study approved by the Royal Brisbane & Women's Hospital Human Research Ethics Committee is being conducted under the Therapeutic Goods Administration (TGA) Clinical Trial Notification Scheme.

Epi-LASIK is the next generation in laser vision correction (LVC). It combines the benefits of current LVC procedures and eliminates their disadvantages – particularly the need to cut the eye.

Speaking at a Norwood Abbey press briefing today, Brisbane ophthalmologist, Dr Peter Stewart – the Australian eye surgeon who used the procedure on the patients in the clinical trial - said Epi-LASIK was a major advancement on current LVC procedures.

"I have performed more than 15,000 LVC procedures over 10 years using current technology, and there is no doubt Epi-LASIK achieves better visual results for the patient – without the associated complications, risk or discomfort.

"The most significant and appealing aspect of Epi-LASIK is that the procedure does not involve the cutting of the eye or the application of alcohol – both of which can lead to complications or delay healing.


NORWOOD ABBEY

"Although thousands of Australians have already had successful LVC using current techniques, Epi-LASIK improves the visual outcome and will be much more appealing for the many people who are either adverse to, scared of, or not suited to current procedures," Dr Stewart said.

The latest technological advancement in laser vision correction received approval by the TGA on April 6 2005, thus allowing Norwood to commence selling the product into the Australian market.

Current LVC surgery, called LASIK, has two steps. The first step - preparing the eye for the laser procedure - relies on a cutting device called a microkeratome to create a stromal 'flap' on the surface of the eye, which is then peeled back. The second step is the laser treatment to correct the patient's vision. Finally, the stromal 'flap' is replaced.

Instead of using a cutting device to cut into the cornea, the Epi-LASIK technique uses a unique instrument called an epikeratome to peel back the epithelium, along a natural fault line on the outside of the cornea before the laser is used to correct vision. The epithelium is then put back into place and the living cells quickly re-attach themselves permanently.

By not cutting the cornea or using alcohol to remove the epithelium, Epi-LASIK eliminates the complications associated with existing LVC procedures. In particular, there is no cut in the eye to become infected and no complication of the flap detaching.

Allison Koller of Brisbane, an Epi-LASIK patient in the clinical trial, said the results were outstanding.

"Up until now I had been a bit apprehensive about having laser surgery. While I had heard many positive stories about the current procedures, I wasn't all that keen on the concept of cutting the eye. In fact, the prospect of complications originally acted as a deterrent to undergoing the procedure.

"The Epi-LASIK procedure has been great. It was simple and quick and the recovery period was almost immediate – and my vision is perfect. There is no doubt this new technology will be far more attractive for the many people who want to reduce or eliminate their dependence on glasses and contact lenses," Ms Koller said.

Richard Walmsley, Chief Executive Officer of Norwood EyeCare said the company was now at the forefront of LVC in Australia, and across the world.

"The market potential in Australia is significant. There are close to 30 laser refractive centres across Australia, with an expected 30,000 patient procedures being undertaken in 2005. In 2003, there were in excess of 3 million LVC procedures performed world wide," Mr Walmsley said.


NORWOOD ABBEY

About Norwood Abbey

Norwood Abbey is a publicly listed (ASX: NAL) medical technology company, based in Melbourne.

Norwood Abbey has exclusively licensed the world-wide rights from the inventor of the Epi-LASIK technology, Professor Ioannis Pallikaris, M.D., Ph.D., President of the University of Crete, Greece. Professor Pallikaris acts as a consultant to Norwood Abbey as a foundation member of its Clinical Advisory Board.

Norwood Abbey also owns the global licence and associated approvals for key components of Epi-LASIK - the Centurion SES™ System and EpiEdge™.

The Centurion SES™ is the name of the epikeratome – the unique hand-held instrument which uses disposable separators (the EpiEdge™) to gently peel back the epithelium as part of the LVC procedure.

For further information on Norwood EyeCare visit www.norwoodeyecare.com

Further Information:

For further information on Norwood EyeCare visit www.norwoodeyecare.com

For Further Information:
Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD eyeCARE

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

CLINICAL STUDIES SHOW EFFICACY AND SAFETY OF NORWOOD EYECARE EPIKERATOME

Key Points:

- **Study in short-sighted patients shows Epi-LASIK is a safe and effective treatment**
- **Greater return of corneal sensitivity with Epi-LASIK procedure than with LASIK**
- **Study results presented at major US Ophthalmology conference**

Norwood Abbey Limited (ASX:NAL) subsidiary, Norwood EyeCare, the innovative ophthalmic devices company announced results of three clinical studies this week at the American Society of Cataract and Refractive Surgery (ASCRS) meeting, held April 15-20 at the Washington Convention Center (Washington, USA). All three studies employed Norwood EyeCare's Epikeratome for Epi-LASIK. The study results -- including the evaluation of visual acuity, pain, haze and corneal sensitivity -- suggest that Epi-LASIK with the Norwood EyeCare Epikeratome is a safe and effective modality for the treatment of low and moderate myopia (short-sightedness), based on a one-year follow up.

One study compared patients who underwent Epi-LASIK and LASIK on corneal sensitivity. Reduced corneal sensitivity is associated with dry eye and also with a decrease in the blink reflex, impediment of epithelial healing, a compromised rate of epithelial cell mitosis, decrease in tear flow, and with the onset of keratitis. The study found that corneal sensitivity in Epi-LASIK patients was only slightly decreased during the first month and was fully recovered by the third postoperative month, while after LASIK it was still decreased as late as the sixth postoperative month.

"The refractive community has already enthusiastically accepted Epi-LASIK. Clinical research like these studies, as well as histopathological data, are contributing to a substantial and growing body of evidence about the benefits of Epi-LASIK in preserving tissue integrity," explained Ioannis Pallikaris, M.D., Ph.D., President of the European Society of Cataract and Refractive Surgeons and the founder and director of the Vardinoyannion Eye Institute of the University of Crete, Greece, where two of the studies were conducted. "This is especially important for conditions like dry eye, a common complication of LASIK."


NORWOOD ABBEY

postoperatively 0.93 ± 0.17. MSEMR was preoperatively -3.92 ± 1.64 and postoperatively -0.43 ± 0.67 D.

U.S. Prospective Study

Norwood EyeCare recently announced the initiation of a 3-month multi-center study of post-operative comfort, visual recovery and wave-front guided custom ablation with its Centurion SES™ Epikeratome with EpiEdge™ for Epi-LASIK in surgical treatment of myopia. Marguerite B. McDonald, M.D., F.A.C.S., is the principal investigator and medical monitor for the study. Daniel D. Durrie, M.D., and Lee Shahinian, M.D., are clinical investigators.

"Epi-LASIK and wavefront diagnostics address two other key complications, such as stromal flap complications and higher order aberrations associated with current refractive laser procedures," explained Dr. McDonald, clinical professor of ophthalmology at Tulane University and former president of the American Society of Cataract and Refractive Surgery. "In this exciting study, we will examine how the coupling of the two technologies may impact visual outcomes."

For further information on Norwood EyeCare visit www.norwoodeyecare.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

Quarter ended (current quarter)

31 March 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A 000	Year to date (9 months) $A 000
1.1	Receipts from customers		666	1,815
1.2	Payments for	(a) staff costs	(2,006)	(6,167)
		(b) advertising and marketing	(212)	(859)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(1,408)	(5,038)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		96	451
1.5	Interest and other costs of finance paid		(4)	(330)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)			
	Other Income		103	156
	Legal Expenses		(195)	(1,244)
	Travel Expenses		(323)	(1,242)
	Professional Fees		(235)	(1,131)
	Net operating cash flows		(3,518)	(13,589)

Appendix 4C
Quarterly report for entities admitted on the basis of commitments

		Current quarter $A 000	Year to date (6 months) $A 000
1.8	Net operating cash flows (carried forward)	(3,518)	(13,589)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	(139)
	(c) intellectual property	(229)	(1,035)
	(d) physical non-current assets	(30)	(375)
	(e) other non-current assets		
	- Capitalised R & D Costs	(631)	(2,136)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	1
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(890)	(3,684)
1.14	**Total operating and investing cash flows**	(4,408)	(17,273)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	8,362	8,362
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	200
1.18	Repayment of borrowings	(48)	(1,410)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)		
	Share Issue costs	(38)	(1,074)
	Net financing cash flows	8,276	6,078
	Net increase (decrease) in cash held	3,868	(11,195)
1.21	Cash at beginning of quarter/year to date	8,231	23,294
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	12,099	12,099

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	80
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:
(a) directors & committee fees to non-executive directors fees for professional services rendered

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A 000	Amount used $A 000
3.1	Loan facilities Guarantee facility for Lease over Premises	205	205
3.2	Credit standby arrangements - various	350	305

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A 000	Previous quarter $A 000
4.1 Cash on hand and at bank	6,992	1,019
4.2 Deposits at call	5,107	7,212
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.23)	12,099	8,231

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ...Jeffrey Bell.................................. Date: 13 April 2005
(~~Director~~/Company secretary)

Print name: ...Jeffrey Bell

Notes

1. The quarterly report provides a basis for informing the market how the entity s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD IMMUNOLOGY LIMITED ANNOUNCES EXERCISE OF OPTIONS AND CHANGE TO SIGNIFICANT SHAREHOLDING

Norwood Abbey Ltd [ASX:NAL] ("Norwood") announces that its subsidiary Norwood Immunology Limited released the following information to market in London on Friday 8 April, 2005.

Norwood Immunology Limited ('the Company') (AIM:NIM), announces that the holders of 2,500,000 options have given notice to exercise them at an exercise price of 38p per share. This brings the total number of ordinary shares in issue to 123,911,463 and raises £950,000 for the Company's development plans.

The 2,500,000 options were exercised by Oppenheimer Funds bringing the total number of the Company's shares held by Oppenheimer Funds to 5,000,000 or 4.04% of the new total of shares in issue.

Application has today been made to the London Stock Exchange for 2,500,000 ordinary shares in the Company to be admitted to trading on AIM. Admission of these ordinary shares is expected to become effective on 14 April 2005.

For further information about Norwood, visit the company's websites at www.norwoodabbey.com and www.norwoodimmunology.com

For further information please contact:

Australian Company Contacts
Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

N O R W O O D A B B E Y

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au

NORWOOD EYECARE SECURES KEY PARTNERSHIP WITH LEADING OPHTHALMIC COMPANY

Key Points

- Norwood partners with Schwind, the German based market leader in ophthalmology
- Schwind to sell the Norwood Epi LASIK products in Germany and Switzerland
- First LASIK microkeratome manufacturer to incorporate the Norwood Epi LASIK technology into their product portfolio

Norwood Abbey Limited (ASX:NAL) subsidiary, Norwood EyeCare, the innovative ophthalmic devices company advises that it has entered into an exclusive partnership for the German and Swiss markets with Schwind eye-tech-solutions GmbH and Co.KG, a market leading supplier of laser and surgical equipment used in laser vision correction (LVC) surgery.

Schwind is recognised globally as a leading developer, manufacturer and distributor of high quality laser systems and surgical systems for ophthalmology. They supply the complete solution to the Refractive Surgeon. Schwind has the "unique" corneal wavefront technology with a very high resolution and a patented microkeratome system.

Founded in 1958, Schwind today has 190 employees and their products are sold in more than 60 countries. There are more than 450 Schwind excimer laser systems in use worldwide. The quality of the Schwind system and the reliability of their service have put Schwind in a leading position in refractive surgery.

Schwind is the first of the ophthalmic companies that manufactures their own microkeratome to adopt the Norwood Epi LASIK technology. Schwind President & CEO, Mr. Rolf Schwind stated "This is and exciting partnership for us and the addition of the Norwood EyeCare epikeratome to our portfolio gives us the latest technology in refractive surgery. The technology developed by Dr. Ioannis Pallikaris is an ideal fit with our perfect refractive package.

As part of their business development strategy Schwind is partnering with Norwood to incorporate Norwood's Epi LASIK epikeratome into their product portfolio for Germany and Switzerland.

Norwood Devices CEO, Mr. Richard Walmsley stated "The significance of this partnership is the recognition by a global leader in ophthalmology of the market potential for the technology. In addition it is an acknowledgment of the clinical development and Intellectual Property Prof. Pallikaris and his team at the University of Crete and Norwood EyeCare has in place".

In 2003 the worldwide ophthalmology market was US$17.8 billion of which LVC is a key subset. As stated in an ophthalmic industry report, in recent years LVC has witnessed a resurgence based on an improved economy and the introduction of wavefront-guided technology procedures that have allowed physicians to customise or individualise a patient's treatment.

For further information on Norwood EyeCare visit www.norwoodeyecare.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333
61-2-8256-3334

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme NORWOOD ABBEY LIMITED

ACN/ARSN 085 162 456

1. Details of substantial holder (1)

Name INDUS CAPTIAL PARTNERS

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on 29/03/05

The previous notice was given to the company on 20/01/03

The previous notice was dated 17/01/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FULLY PAID ORDINARY	8,572,738	7.46%	19,653,013	10.5809%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
29/03/05	INDUS CAPITAL PARTNERS	PURCHASE VIA SHARE PLACEMENT	$2,596,444.24	ORDINARY 5,644,444	5,644,444
	SEE ATTACHMENT				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
INDUS CAPITAL PARTNERS	NATIONAL NOMINEES LTD	NATIONAL NOMINEES LTD	DIRECT	ORDINARY 19,653,013	19,653,013

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NO CHANGE	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
INDUS CAPITAL PARTNERS	152 WEST 57TH STREET NEW YORK, NY, 10019 USA

Signature

print name JAMES SHANNON capacity PRINCIPAL/ DIRECTOR OF TRADING

sign here  date 6/04/05

DIRECTIONS

(1) *If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.*

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.